For Management Report		(As of the end of September 2013)
	USD	JPY (thousands except e.)
a. Total Assets	36,222,990,981	3,700,902,989
b. Total Liabilities	2,086,631,536	213,191,144
c. Total Net Assets (a-b)	34,136,359,445	3,487,711,845
d. Total Number of Shares	838,342,605.429
Outstanding
e. Net Asset Value	40.72	4,160
per Share

(Note 1) Total Net Assets for Investor Shares: $11,431,236,574.93
(Note 2) Total Number of Shares Outstanding for Investor Shares: 460,654,738.255
(Note 3) Net Asset Value Per Share for Investor Shares: $24.82